Exhibit 99.7

Fire & Flower to Service Customers in Ontario Exclusively Through Click-and-Collect Service, Selected Store Closures in Response to COVID-19

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, March 18, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) and its wholly-owned subsidiary Fire & Flower Inc. (“Fire & Flower” or the “Company”), today announced Fire & Flower customers in Ottawa and Kingston, Ontario will be served exclusively through the Spark Perks™ Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store.

Customers at Fire & Flower Ontario locations will only be permitted into retail stores to pay for and pickup orders reserved through the Fastlane service. By changing to this service model, Fire & Flower will help ensure the health and safety of its employees and customers, while continuing to provide cannabis products to consumers in Ontario.

In addition, Fire & Flower’s leadership team has made the difficult decision to close the following cannabis retail store locations until at least March 29, 2020, effective immediately.

●	Calgary – Stanley Park: 120, 3916 Macleod Trail SE
●	Calgary – Myriad: 1114, 1108 4th Street SW Edmonton –
●	Ellwood Corner: 252 – 91 Street SW
●	Edmonton – Westmount: 12225 – 107 Avenue NW
●	Lethbridge – Upper East Side: 2 – 1276 3 Avenue South
●	Edmonton – Merchant’s Row: 3727 99 Street NW
●	St. Albert – Shoppes at Giroux: 120 – 4 Versailles Avenue

“We have a responsibility to our employees, customers and the communities in which we operate to limit social interactions by temporarily modifying our business model and selectively closing stores in response to this unprecedented public health challenge,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “We have rapidly commissioned a Pandemic Response Team within Fire & Flower with the focus of keeping our people safe and healthy while ensuring the continuity and sustainability of our business.”

Store hours and operations for all Fire & Flower locations will continue to be updated at http://www.fireandflower.com/locations/.

The Spark Perks Fastlane “click-and-collect” service is a key feature of the Hifyre™ digital retail platform and has more than 75,000 members across Canada.

We encourage all customers to order through the Fastlane “click-and-collect” service during this time on the Company’s website at http://www.fireandflower.com/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/18/c2841.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 18-MAR-20